Exhibit 3.1

Fastenal Company

(Amendment made to the Restated By-laws, adopted effective January 19, 2009)

Section 2 of Article III of the Restated By-laws of the Company has been amended and restated in its entirety as follows:

Section 2. NUMBER AND QUALIFICATIONS. The Board shall consist of not less than five (5) nor more than twelve (12) persons. The number of directors to be elected shall be fixed from time to time by the Board of Directors, and shall be stated in the notice of the meeting at which directors are to be elected.